6645 185th Ave NE, Suite 100

Redmond, WA 98052

Tel: (425) 881-6444

January 16, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration – Data I/O Corporation

Registration Statement on Form S-3

Filed January 9, 2026

(SEC File No. 333-292649)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Data I/O Corporation (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-292649), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on January 20, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Kimberley Anderson, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803 with any questions with respect to this request.

Sincerely,

Data I/O Corporation

By:	/s/ Charles DiBona
Name:	Charles DiBona
Title:	Chief Financial Officer